02053198

VF 11-21-02

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED OCT 29 2002 WASH, D.C. SECTION

SEC FILE NUMBER
8-22161

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9-01-01 (MM/DD/YY) AND ENDING 8-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PECAUT & COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

511 6TH STREET
(No. and Street)

SIOUX CITY, (City) IOWA (State) 51101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
COREY WRENN (712) 252-3268
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NICHOLS, RISE & COMPANY, L.L.P.
(Name – *if individual, state last, first, middle name*)

1000 WEST 29TH STREET, SUITE 218, (Address) SOUTH SIOUX CITY, (City) NEBRASKA (State) 68776 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 13 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS 12/11/02

OATH OR AFFIRMATION

I, COREY J. WRENN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PECAUT & COMPANY, as of AUGUST 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

TREASURER

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PECAUT & COMPANY

INDEX

PECAUT & COMPANY
FINANCIAL HIGHLIGHTS

August 31,	2002	2001
Revenue	**$ 1,013,925**	$ 974,849
Net Income (Loss)	**12,179**	(45,572)
Per Share Outstanding at End of Year	**0.11**	(0.41)
Return on Revenue	**1.2%**	(4.7)%
Return on Stockholders' Equity	**2.3%**	(8.4)%
Working Capital	**461,694**	437,605
Net Investment in Fixed Assets	**17,910**	27,097
Fixed Asset Additions	**2,150**	30,493
Depreciation	**11,337**	5,948
Stockholders' Equity	**529,604**	517,425
Per Common Share Outstanding	**4.72**	4.61

INDEPENDENT AUDITORS' REPORT

Nichols, Rise & Company, L.L.P.

Certified Public Accountants and Consultants

Member of AICPA Division for Certified Public Accounting Firms

Member of Independent Accountants International

To the Board of Directors
Pecaut & Company

We have audited the accompanying statements of financial condition of Pecaut & Company as of August 31, 2002 and 2001, and the related statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pecaut & Company at August 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying financial highlights and supplemental information are presented for purposes of additional analysis and are not a required part of the basic financial statements. The supplemental information is required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nichols, Rise & Company, L.L.P.
South Sioux City, Nebraska
October 14, 2002

PECAUT & COMPANY

STATEMENTS OF FINANCIAL CONDITION

August 31,	2002	2001
ASSETS		
Current Assets:		
Cash	$ 288,823	$ 245,353
Commissions Receivable	95,789	90,269
Marketable Securities	308,060	361,334
Prepaid Expenses	1,927	3,081
Refundable Income Taxes	959	7,351
	695,558	707,388
Fixed Assets:		
Office Equipment and Improvements, at Cost	233,712	266,933
Less Accumulated Depreciation	215,802	239,836
	17,910	27,097
Other Assets:		
Deposit, Carrying Broker	50,000	50,000
Deferred Income Taxes		2,723
	50,000	52,723
Total Assets	$ 763,468	$ 787,208
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accrued Expenses	$ 73,740	$ 69,318
Unremitted Payroll Taxes Withheld	151,733	187,765
Accounts Payable	8,204	12,700
Deferred Income Taxes	187	
	233,864	269,783
Stockholders' Equity:		
Common Stock ($1 Par Value, Authorized 500,000 Shares, Issued, and Outstanding 112,269 Shares)	112,269	112,269
Contributed Capital in Excess of Par Value	1,876	1,876
Retained Earnings	415,459	403,280
	529,604	517,425
Total Liabilities and Stockholders' Equity	$ 763,468	$ 787,208

See accompanying notes

PECAUT & COMPANY
STATEMENTS OF INCOME

Year Ended August 31,	2002	2001
Revenues:		
Commissions	$ 610,318	$ 647,592
Investment Advisory Fees	374,798	328,285
Net Trading and Investment Gains (Losses):		
Realized	817	52,574
Unrealized	14,335	(76,963)
Interest Earned on Investments	3,329	13,600
Dividends on Securities Owned	10,328	9,761
	1,013,925	974,849
Operating Expenses:		
Advertising and Publications	26,883	50,760
Depreciation	11,337	5,948
Equipment Rental	41,590	43,325
Group Insurance	48,081	45,889
Insurance and Bonds	4,085	4,368
Licenses, Fees, and Dues	16,995	21,791
Occupancy	40,452	38,538
Office and Representative Salaries	171,518	168,315
Office Supplies and Postage	21,529	13,706
Executives' Salaries	458,930	486,806
Payroll Taxes	41,759	41,437
Pension	75,670	72,403
Professional Services	10,462	5,445
Sales Promotion and Travel	19,958	25,241
Telephone	9,121	8,616
	998,370	1,032,588
Net Income (Loss) Before Income Taxes	15,555	(57,739)
Provision (Benefit) for Income Taxes	3,376	(12,167)
Net Income (Loss)	$ 12,179	$ (45,572)

See accompanying notes

PECAUT & COMPANY
STATEMENTS OF STOCKHOLDERS' EQUITY

Year Ended August 31, 2002 and 2001

	Common Stock	Contributed Capital in Excess of Par Value	Retained Earnings	Total Stock-holders' Equity
Balance, August 31, 2000	$ 112,269	$ 1,876	$ 448,852	$ 562,997
Net Loss for 2001			(45,572)	(45,572)
Balance, August 31, 2001	112,269	1,876	403,280	517,425
Net Income for 2002			12,179	12,179
Balance, August 31, 2002	**$ 112,269**	**$ 1,876**	**$ 415,459**	**$ 529,604**

PECAUT & COMPANY
STATEMENTS OF CASH FLOWS

Year Ended August 31,	2002	2001
Cash Flows from Operating Activities:		
Net Income (Loss)	$ 12,179	$ (45,572)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:		
Depreciation	11,337	5,948
Unrealized (Gains) Losses on Marketable Securities Held for Investment or Trading Inventory	(14,335)	76,963
Changes in Assets and Liabilities:		
Commissions Receivable	(5,520)	(7,036)
Prepaid Expenses	1,154	(192)
Accrued Expenses	4,422	(380)
Unremitted Payroll Taxes Withheld	(36,032)	3,307
Accounts Payable	(4,496)	11,700
Refundable Income Taxes - Current	6,392	(6,068)
Refundable Income Taxes - Deferred	2,910	(13,591)
Deferred Compensation Liability		
Total Adjustments	(34,168)	70,651
Net Cash Provided (Used) by Operating Activities	(21,989)	25,079
Cash Flows from Investing Activities:		
Capital Expenditures	(2,150)	(30,493)
Net Purchase of Marketable Securities Held for Investment	67,609	(9,679)
Net Cash Provided (Used) by Investing Activities	65,459	(40,172)
Increase (Decrease) in Cash	43,470	(15,093)
Cash, Beginning of Year	245,353	270,465
Cash, August 31,	$ 288,823	$ 255,372
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year for:		
Income Taxes, Net of Refunds	$ (5,926)	$ 7,491

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

COMPANY ACTIVITIES

The Company is a retail securities broker located in Sioux City, Iowa. Mesirow Financial, Inc., a Chicago brokerage firm, executes and clears transactions on a fully disclosed basis for the Company.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions and commission income are recorded on a trade-date basis.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Marketable Securities

Marketable securities are stated at quoted market value, with unrealized gains and losses reflected in income currently.

Depreciation

Furniture, equipment, and leasehold improvements are depreciated over their income tax lives using both straight-line and accelerated methods. The income tax lives are not materially different from estimated useful lives.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying expected tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Such differences arise from nonrecognition of unrealized gain or loss on marketable securities for income tax purposes. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date.

Advertising

The Company records advertising costs incurred during the year as periodic expense.

Use of Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and, accordingly, include amounts that are based on management's best estimates and judgments.

FIXED ASSETS

	Income Tax Lives	2002	2001
Cost:			
Furniture and Equipment	5-10 years	$ 140,910	$ 174,131
Leasehold Improvements	5-10 years	92,802	92,802
		$ 233,712	$ 266,933
Net Investment:			
Furniture and Equipment		$ 17,910	$ 27,097
Leasehold Improvements		0	0
		$ 17,910	$ 27,097

NOTES PAYABLE

$1,000,000 revolving note expiring December 15, 2002. Interest is variable and payable quarterly. Secured by marketable securities. No borrowing was outstanding at August 31, 2002 and 2001.

INCOME TAXES

The provision (benefit) for income taxes is summarized as follows:

	2002	2001
Current Expense:		
Federal	$ 334	$ 1,023
State	132	402
	466	1,425
Deferred Expense (Benefit)	2,910	(13,592)
Income Tax Provision (Benefit)	$ 3,376	$ (12,167)

The income tax provision differs from the expense which would result from applying federal statutory tax rates to net income or loss before income taxes. Principal reasons for the difference are as follows:

A) Certain investment income is not taxable.
B) State income taxes are included in the income tax provision.
C) Deferred income tax provisions are based on expected average tax rates.

Temporary differences for financial reporting and tax purposes result in the following future tax-year income (deduction):

	2002	2001
Cumulative Unrealized Gain (Loss) on Marketable Securities	$ 923	$ (13,412)

PENSION PLAN

All employees presently are covered by a money purchase, defined contribution pension plan. Company contributions are based on wages and were $73,740 and $72,403, respectively, for the years ending August 31, 2002 and 2001.

OPERATING LEASES

The Company leases its office facilities and stock quotation equipment. Under the office facilities lease, the Company is responsible for all repairs and maintenance, a proportionate share of building utilities as well as insuring the contents and general liability insurance coverage. Rent expense was $82,042 and $81,863, respectively, for the years ended August 31, 2002 and 2001.

CAPITAL STOCK REPURCHASE AGREEMENT

The Company has agreed to repurchase the Company stock from the estate of a deceased shareholder in the event of the death of certain Company shareholders. The per share value of each class of Company stock for purposes of this agreement is set annually by the Company's board of directors. At August 31, 2002, the stock valuation not funded by life insurance was $353,070.

FINANCIAL INSTRUMENT AND CREDIT CONCENTRATION RISKS

The Company utilizes a carrying broker to execute and settle securities transactions on behalf of Company customers. In the event that a Company customer is unable to fulfill his contractual obligations, the Company is required to indemnify the carrying broker for any loss suffered.

Cash accounts are maintained at a Sioux City, Iowa, bank. Balances in those accounts often exceed the FDIC insured limit of $100,000. Funds in excess of current cash requirements are invested in uninsured money market funds.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2002, the Company had net capital of $388,244, which was $338,244 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was .60 to 1.

SUPPLEMENTAL INFORMATION

PECAUT & COMPANY
RECONCILIATION OF NET CAPITAL AND RESERVE REQUIREMENT COMPUTATIONS

August 31, 2002

Reconciliation of Net capital

Net Capital Per Unaudited FOCUS Report, August 31, 2002	$ 388,243
Audit Adjustments:	
Rounding in Marketable Securities	1
Net Capital Per Audited FOCUS Report, August 31, 2002	$ 388,244

Reserve Requirement

The Company is exempted from the reserve requirements under rule 15c-3-3 of the Securities and Exchange Commission since all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

FORM X-17A-5	# FOCUS REPORT (Financial and Operational Combined Uniform Single Report) Part IIA 5th FOCUS INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method:	Basic X	Alternate

Name of Broker Dealer:	PECAUT & CO.	SEC File Number: 8- 22161
Address of Principal Place of Business:	511 SIXTH STREET	Firm ID: 2997
	SIOUX CITY IA 51101-1276	

For Period Beginning 9/1/2001 And Ending 8/31/2002

Name and telephone number of person to contact in regard to this report:

Name: COREY WRENN, TREASURER Phone: 712 252-3268

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: Phone:

Name: Phone:

Name: Phone:

Name: Phone:

Does respondent carry its own customer accounts? Yes No X

Check here if respondent is filing an audited report X

ASSETS

Consolidated Unconsolidated X

			Allowable	Non-Allowable	Total
1.	Cash		288,623		288,623
2.	Receivables from brokers or dealers:				
	A.	Clearance account	24,937		
	B.	Other			24,937
3.	Receivables from noncustomers				
4.	Securities and spot commodities owned, at market value:				
	A.	Exempted securities	52,195		
	B.	Debt securities			
	C.	Options			
	D.	Other securities	305,865		
	E.	Spot commodities			358,060
5.	Securities and/or other investments not readily marketable:				
	A.	At cost			
	B.	At estimated fair value			
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:				
	A.	Exempted securities			
	B.	Other securities			
7.	Secured demand notes market value of collateral:				
	A.	Exempted securities			
	B.	Other securities			

8.	Memberships in exchanges:			
	A. Owned, at market			
	B. Owned, at cost			
	C. Contributed for use of the company, at market value			
9.	Investment in and receivables from affiliates, subsidiaries, and associated partnerships			
10.	Property, furniture, equipment, leasehold improvements, and rights under lease agreements, at cost-net of accumulated depreciation and amortization		17,910	17,910
11.	Other assets		73,938	73,938
12.	**TOTAL ASSETS**	671,620	91,848	763,468

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A. I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loan payable			
14.	Payable to brokers or dealers:			
	A. Clearance account			
	B. Other			
15.	Payable to non-customers			
16.	Securities sold not yet purchased, at market value			
17.	Accounts payable, accrued liabilities, expenses, and other	233,864		233,864
18.	Notes and mortgages payable:			
	A. Unsecured			
	B. Secured			
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:			
	1. From outsiders			
	2. Includes equity subordination (15c3-1(d)) of			
	B. Securities borrowings, at market value:			
	From outsiders			
	C. Pursuant to secured demand note collateral agreements:			
	1. From outsiders			
	2. Includes equity subordination (15c3-1(d)) of			
	D. Exchange memberships contributed for use of company, at market value			
	E. Accounts and other borrowings not qualified for net capital purposes			
20.	**TOTAL LIABILITIES**	233,864		233,864

Ownership Equity

			Total
21.	Sole proprietorship		
22.	Partnership (limited partners		
23.	Corporations:		
	A.	Preferred stock	
	B.	Common stock	112,269
	C.	Additional paid-in capital	1,876
	D.	Retained earnings	415,459
	E.	Total	529,604
	F.	Less capital stock in treasury	
24.	**TOTAL OWNERSHIP EQUITY**		529,604
25.	**TOTAL LIABILITIES AND OWNERSHIP EQUITY**		763,468

STATEMENT OF INCOME (LOSS)

Period Beginning 9/01/2001 Period Ending 8/31/2002 Number of months 12

REVENUE

1.	Commissions:		
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	118,561
	b.	Commissions on listed option transactions	429
	c.	All other securities commissions	93,793
	d.	Total securities commissions	212,783
2.	Gains or losses on firm securities trading accounts		
	a.	From market making in options on a national securities exchange	
	b.	From all other trading	
	c.	Total gain (loss)	
3.	Gains or losses on firm securities investment accounts		25,480
4.	Profit (loss) from underwriting and selling groups		
5.	Revenue from sale of investment company shares		192,723
6.	Commodities revenue		
7.	Fees for account supervision, investment advisory, and administrative services		374,798
8.	Other revenue		208,141
9.	Total revenue		1,013,925

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		458,930
11.	Other employee compensation and benefits		337,027
12.	Commissions paid to other broker-dealers		
13.	Interest expense		
	a.	Includes interest on accounts subject to subordination agreements	
14.	Regulatory fees and expenses		16,995
15.	Other expenses		185,418
16.	Total expenses		998,370

NET INCOME

17.	Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)	15,555
18.	Provision for Federal income taxes (for parent only)	3,376
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above	
	a. After Federal income taxes of	
20.	Extraordinary gains (losses)	
	a. After Federal income taxes of	
21.	Cumulative effect of changes in accounting principles	
22.	Net income (loss) after Federal income taxes and extraordinary items	12,179

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	-16,320

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A.(k) (1)–Limited business (mutual funds and/or variable annuities only)

B.(k) (2)(i)–"Special Account for the Exclusive Benefit of customers" maintained

C.(k) (2)(ii)–All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) X

Clearing Firm SEC#s	Name	Product Code
8- 28816	MESIROW FINANCIAL, INC.	ALL
8-		
8-		
8-		

D.(k) (3)–Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			529,604
2.	Deduct ownership equity not allowable for Net Capital			
3.	Total ownership equity qualified for Net Capital			529,604
4.	Add:			
	A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital		
	B.	Other (deductions) or allowable credits (List)		
5.	Total capital and allowable subordinated liabilities			529,604
6.	Deductions and/or charges:			
	A.	Total nonallowable assets from Statement of Financial Condition (Notes B and C)	91,848	
	B.	Secured demand note deficiency		
	C.	Commodity futures contracts and spot commodities - proprietary capital charges		
	D.	Other deductions and/or charges		-91,848
7.	Other additions and/or credits (List)			
8.	Net capital before haircuts on securities positions			437,756
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A.	Contractual securities commitments		
	B.	Subordinated securities borrowings		
	C.	Trading and investment securities:		
		1. Exempted securities	3,632	
		2. Debt securities		
		3. Options		
		4. Other securities	45,880	
	D.	Undue Concentration		
	E.	Other (List)		
				-49,512
10.	Net Capital			388,244

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)		15,591
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		50,000
13.	Net capital requirement (greater of line 11 or 12)		50,000
14.	Excess net capital (line 10 less 13)		338,244
15.	Excess net capital at 1,000% (line 10 less 10% of line 19)		364,858

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		233,864
17.	Add:		
	A. Drafts for immediate credit		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		
	C. Other unrecorded amounts (List)		
19.	Total aggregate indebtedness		233,864
20	Percentage of aggregate indebtedness to net capital (line 19/line 10)	%	60

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP, OR CORPORATION)

1.	Balance, beginning of period	517,425
	A. Net income (loss)	12,179
	B. Additions (includes non-conforming capital of	
	C. Deductions (includes non-conforming capital of	
2.	Balance, end of period (From item 1800)	529,604

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	
	A. Increases	
	B. Decreases	
4.	Balance, end of period (From item 3520)	

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Nichols, Rise & Company, L.L.P.

Certified Public Accountants and Consultants

Member of AICPA Division for Certified Public Accounting Firms

Member of Independent Accountants International

To the Board of Directors
Pecaut & Company

In planning and performing our audit of the financial statements of Pecaut & Company for the year ended August 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Nichols, Rise & Company, L.L.P.

South Sioux City, Nebraska
October 14, 2002